EXEMPTION REPORT
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Lincoln Financial Advisors Corporation
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

Lincoln Financial Advisors Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2022

Lincoln Financial Advisors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way business where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022.

3. The Company met the identified exemption provisions described in 1. and 2. above for the year ended December 31, 2022, except as described below:

Date	Number of checks not promptly forwarded
01/05/2022	3
01/06/2022	1
01/10/2022	4
01/11/2022	1
01/12/2022	2
01/13/2022	5
01/18/2022	1
01/19/2022	1
01/21/2022	1

01/24/2022	2
01/26/2022	1
01/27/2022	1
01/28/2022	2
01/31/2022	2
02/01/2022	3
02/02/2022	4
02/03/2022	5
02/04/2022	1
02/07/2022	2
02/10/2022	6
02/11/2022	1
02/14/2022	2
02/15/2022	2
02/16/2022	2
02/22/2022	2
02/23/2022	2
02/24/2022	3
02/25/2022	1
03/01/2022	4
03/03/2022	1
03/04/2022	2
03/07/2022	2
03/08/2022	1
03/10/2022	1
03/11/2022	1
03/14/2022	4
03/16/2022	1
03/17/2022	2
03/18/2022	3
03/21/2022	2
03/22/2022	1
03/23/2022	2
03/25/2022	1
03/28/2022	3
03/29/2022	1
03/30/2022	2
04/01/2022	2
04/04/2022	1

04/06/2022	2
04/07/2022	1
04/13/2022	1
04/18/2022	1
04/19/2022	1
04/22/2022	3
04/28/2022	1
04/29/2022	1
05/02/2022	1
05/03/2022	1
05/04/2022	2
05/05/2022	2
05/06/2022	1
05/09/2022	4
05/10/2022	3
05/12/2022	1
05/16/2022	1
05/17/2022	3
05/18/2022	3
05/19/2022	2
05/24/2022	2
05/26/2022	2
05/27/2022	1
05/31/2022	1
06/01/2022	4
06/02/2022	1
06/03/2022	7
06/06/2022	1
06/09/2022	1
06/14/2022	3
06/17/2022	4
06/21/2022	1
06/23/2022	1
06/24/2022	1
06/27/2022	1
06/29/2022	1
06/30/2022	2
07/01/2022	6
07/05/2022	1

07/13/2022	1
07/14/2022	1
07/19/2022	2
07/20/2022	1
07/25/2022	1
07/27/2022	1
07/28/2022	2
07/29/2022	1
08/01/2022	2
08/04/2022	1
08/05/2022	1
08/09/2022	3
08/10/2022	1
08/11/2022	2
08/12/2022	1
08/15/2022	2
08/19/2022	1
08/22/2022	1
08/24/2022	1
08/25/2022	1
08/26/2022	2
08/30/2022	1
09/01/2022	1
09/12/2022	3
09/14/2022	2
09/15/2022	2
09/19/2022	3
09/20/2022	2
09/22/2022	1
09/26/2022	1
09/30/2022	1
10/03/2022	3
10/04/2022	4
10/06/2022	1
10/07/2022	2
10/10/2022	3
10/13/2022	1
10/20/2022	1
10/25/2022	2

10/28/2022	5
11/01/2022	1
11/14/2022	6
11/15/2022	2
11/16/2022	1
11/17/2022	3
11/22/2022	1
11/28/2022	2
11/30/2022	1
12/05/2022	2
12/06/2022	1
12/07/2022	2
12/09/2022	1
12/12/2022	1
12/14/2022	2
12/16/2022	2
12/19/2022	2
12/28/2022	1
12/30/2022	3

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 27, 2023



_____

Name: Carl R. Pawsat

Title: VP, Financial and Operations Principal



Ernst & Young LLP   Tel: +1 215 448 5000
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Suite 700   ey.com
2005 Market Street
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lincoln Financial Advisors Corporation

We have reviewed management's statements, included in the accompanying Lincoln Financial Advisors Corporation Exemption Report, in which Lincoln Financial Advisors Corporation (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii) (the "exemption provisions").

(2) The Company met the identified exemption provision(s) of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2022 except as described in its exemption report**.**

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2022 except as described in its exemption report.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2023